Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 9, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release issued by ‘Olema Pharmaceuticals, Inc (Nasdaq: OLMA)’ announcing an exclusive Collaboration and License Agreement with Aurigene Discovery Technologies Limited, our wholly owned subsidiary, to discover and develop novel cancer therapies.

This is for your information.

With regards,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)
NSE IFSC Ltd.

Olema Oncology and Aurigene Announce Exclusive Collaboration and

License Agreement to Discover and Develop Novel Cancer Therapies

SAN FRANCISCO, June 9, 2022 – Olema Pharmaceuticals, Inc. (“Olema” or “Olema Oncology,” Nasdaq: OLMA) and Aurigene Discovery Technologies Limited (“Aurigene”) today announced an exclusive global license agreement to research, develop and commercialize novel small molecule inhibitors of an undisclosed oncology target.

Under the terms of the agreement, Olema will make an upfront licensing payment of $8 million for rights to a pre-existing Aurigene program. Aurigene will be eligible for up to $60 million in potential clinical development and regulatory milestones and up to $370 million in potential commercial milestones, as well as royalties ranging from the mid-single digits to the low double digits based on annual net sales. During the research term, Olema will contribute funding to Aurigene to facilitate ongoing discovery efforts. Olema and Aurigene will jointly direct further preclinical work and, if successful, Olema will lead clinical development as well as regulatory and commercial activities. Olema continues to be well capitalized with sufficient cash to fund our planned research and development operations into 2024.

“We continue to have confidence in OP-1250 and its potential to become the endocrine therapy of choice for ER+ / HER2- breast cancer, and believe this collaboration will give us an opportunity to expand our focus on new treatments for cancer in women. Aurigene has an impressive history of successful collaborations and combined with Olema’s deep understanding of cancer biology and extensive development expertise, we believe this is a strong strategic opportunity to enhance our growing discovery portfolio,” said Sean P. Bohen, M.D., Ph.D., President and Chief Executive Officer of Olema Oncology.

“This agreement with Olema further validates Aurigene’s proven expertise in discovery and preclinical development of effective cancer therapeutics” said Murali Ramachandra, Ph.D., Chief Executive Officer of Aurigene. “We look forward to the continued development of an Aurigene program, which will now be ably supported by the extensive development capability of Olema.”

About Olema Oncology

Olema Oncology is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted therapies for women’s cancers. Olema’s lead product candidate, OP-1250, is an orally-available small molecule with combined activity as both a complete estrogen receptor (ER) antagonist (CERAN) and a selective ER degrader (SERD). It is currently being evaluated as a single agent in an ongoing Phase 1/2 clinical trial, and in Phase 1b combination with palbociclib, in patients with recurrent, locally advanced or metastatic ER-positive (ER+), human epidermal growth factor receptor 2-negative (HER2-) breast cancer. Olema is headquartered in San Francisco and has operations in Cambridge, Massachusetts.

About Aurigene

Aurigene Discovery Technologies Limited is a clinical stage biotech company committed to bringing novel therapeutics for the treatment of cancer and inflammation and a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY). Based in Bangalore and Kuala Lumpur, Aurigene has developed deep expertise in cancer and inflammatory disorders, and has continuously invested in its people resources and infrastructure over the years. In the two decades of working with Pharma, Biotech and Academic partners, Aurigene has contributed to delivering 16 small molecule and peptide drug candidates, currently in clinical development. Aurigene has also out-licensed several first-in-class and best-in-class compounds to pharma and biotech companies for global clinical development, while undertaking clinical POC studies for a few programs on its own. For more information, please visit Aurigene’s website at http://aurigene.com/.

Olema Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate,” “expect,” “intend,” “will,” “may,” “goal,” “estimate,” “potential” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include those related to the development of small molecule inhibitors in collaboration with Aurigene and the anticipated benefits of the same, the beneficial characteristics, safety, efficacy and therapeutic effects of OP-1250, our ability to expand our drug discovery portfolio, and the sufficiency of our financial resources. Because such statements deal with future events and are based on Olema’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Olema could differ materially from those described in or implied by the statements in this press release. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in the section titled “Risk Factors” in Olema’s Quarterly Report on Form 10-Q for the year quarter March 31, 2022 filed on May 9, 2022 and future filings and reports that Olema makes from time to time with the United States Securities and Exchange Commission. Except as required by law, Olema assumes no obligation to update these forward-looking statements or to update the reasons if actual results differ materially from those anticipated in the forward-looking statements.

# # #

Olema Contact:
Eva Stroynowski

Vice President, Communications and Investor Relations

eva@olema.com

Aurigene Contact: Subir Dubey Vice President and Head of Business Development subir_d@aurigene.com